1-14712

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549




02026533

FORM 6-K


RECD S.E.C.
MAR 2 7 2002
070

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures:

A press release dated March 26, 2002, announcing the update on MobilCom discussions.

www.francetelecom.com

france telecom

Update on MobilCom discussions

Paris, March 26, 2002 – France Telecom/Orange and Gerhard Schmid are pleased to announce that they have entered into a conditional agreement to resolve the outstanding issues between them. In addition, Gerhard Schmid and his associates intend to sell their shareholdings in MobilCom to a group of financial institutions. It is not envisaged that this sale will give rise to a general offer being made for MobilCom.

France Telecom/Orange will continue detailed discussions in the coming weeks with the other parties involved in this situation with a view to finding a mutually agreeable solution. At this time, there is no certainty that such a solution will be reached.

A further announcement will be made in due course.

Contact:

France Telecom
Bruno Janet
Senior Vice President Group
Corporate Information
+33 (0) 1 44 44 88 71
Nilou du Castel
nilou.ducastel@francetelecom.com
Group Press Director
France Telecom
+33 (0) 1 44 44 93 93

Orange SA
Denise Lewis
Group Director of Corporate Affairs
+44 (0) 20 7984 2000
Niamh Byrne
Head of Media Relations
+44 (0) 20 7984 2000

Citigate Dew Rogerson
Anthony Carlysle
+44 (0) 20 7638 9571

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 22 22
Fax : +33 1 44 44 60 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: March 27, 2002

By: ______________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations